UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of the results for the year ended on December 31, 2020, in accordance with the International Financial Reporting Standards – IFRS

Banco Bradesco S.A. (“Bradesco”) hereby informs its shareholders, clients, employees and the Market in general that it has prepared the complete set of consolidated financial statements, according to the International Financial Reporting Standards – IFRS, in accordance with pronouncements issued by the International Accounting Standards Board – IASB.

Consequently, these are the main changes we have made to our consolidated financial statements, as a result of the IFRS:

Comparative between the BR GAAP and the IFRS

			R$ million

Balance Sheet	December 31, 2020
	BR GAAP (1)	Adjustments (2)	IFRS
Cash and balances with banks	107,603	-	107,603
Financial assets at fair value through profit or loss	275,987	-	275,987
Financial assets at fair value through other comprehensive income	265,635	(79,793)	185,842
Financial assets at amortized cost:
- Loans and advances to financial institutions, net of provision for losses	191,147	278	191,425
- Loans and advances to clients, net of provision for losses	460,980	12,657	473,637
- Securities, net of provision for losses	99,813	79,811	179,624
- Other financial assets	52,416	-	52,416
Non-current assets held for sale	1,202	-	1,202
Investments in associates and joint ventures	7,047	340	7,387
Property and equipment	9,428	4,643	14,071
Intangible assets and goodwill	10,743	3,927	14,670
Taxes to be offset	15,330	-	15,330
Deferred income tax assets	85,050	(8,066)	76,984
Other assets	8,658	(182)	8,476
Total assets	1,591,039	13,615	1,604,654

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS.
(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

	R$ million
	December 31, 2020
Liabilities and Shareholders’ Equity	BR GAAP (1)	Adjustments (2)	IFRS

Liabilities at amortized cost:
- Deposits from Banks	267,280	-	267,280
- Deposits from clients	545,293	-	545,293
- Funds from issuance of securities	144,904	-	144,904
- Subordinated debts	53,246	-	53,246
- Other financial liabilities	63,731	11,797	75,528
Financial liabilities at fair value through profit or loss	18,698	-	18,698
Provision for expected loss:
- Loan commitments	-	3,859	3,859
- Financial guarantees	2,219	100	2,319
Insurance technical provisions and pension plans	276,035	3,430	279,465
Other reserves	25,583	-	25,583
Current income tax liabilities	1,596	-	1,596
Deferred income tax assets	7,952	(6,702)	1,250
Other liabilities	40,040	(524)	39,516
Total liabilities	1,446,577	11,960	1,458,537
Shareholders’ equity attributable to controlling shareholders	143,703	1,917	145,620
Non-controlling shareholders’ interest	759	(262)	497
Total shareholders’ equity	144,462	1,655	146,117

Total liabilities and shareholders’ equity	1,591,039	13,615	1,604,654

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS.
(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

The reconciliation of the Shareholders’ Equity and Net Income related to the fiscal year ended on December 31, 2020 is shown below:

Reconciliation of the Shareholders’ Equity and Net Income

R$ million

	Shareholders’ Equity	Net Income
	December 31, 2020	12M20
BR GAAP – Attributed to the Controlling Shareholders	143,703	16,547

1) Expected losses on loans and advances to clients and other financial assets	(1,201)	282
2) Technical provisions	(1,815)	(456)
3) Business combination	3,680	507
Other	1,253	(1,044)
IFRS – Attributed to the Controlling Shareholders (1)	145,620	15,836

Non-controlling shareholders’ interest	497	197

IFRS – Attributed to the Controlling and Non-Controlling Shareholders(1)	146,117	16,033
(1) The net income, used as the base for the calculation of dividends and interest on shareholders’ equity, originates from the BR GAAP, which was disclosed on February 3, 2021.

Next, the descriptive of the main adjustments:

1)	Expected losses on financial assets

It considers: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

2)	Technical provisions

It comprises mainly the difference between SUSEP Standard No. 543/16 that established the use of the mark-to-market effects of assets given in guarantee classified as held to maturity, to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test – TAP, event that does not occur for IFRS 4.

3)	Business combination

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but tested, periodically, to verify if there is objective evidence of impairment.

The complete consolidated financial statements in the IFRS, related to the fiscal years ended on December 31, 2020 and 2019, accompanied by the independent auditor’s report on the consolidated financial statements, with no amendments, issued by KPMG Auditores Independentes, are available on our website www.bradescori.com.br.

Cidade de Deus, Osasco, SP, March 9, 2021

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.